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                               January 31, 2023

       James E. Kras
       Chief Executive Officer
       Edible Garden AG Inc.
       283 County Road 519
       Belvidere, NJ 07823

                                                        Re: Edible Garden AG
Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed January 27,
2023
                                                            File No. 333-268800

       Dear James E. Kras:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 13, 2023 letter.

       Amendment No. 2 to Form S-1 Filed January 27, 2023

       Recent Developments
       Edible Garden Heartland, page 33

   1. We note the reference in the last sentence of the first paragraph that the historical audited financial statements
and interim unaudited financial statements of the Greenleaf business prior to the
acquisition, as well as pro forma financial information showing the effect of the Greenleaf Business
at certain dates, will be included in this prospectus. Please revise to remove this
reference since you removed the Greenleaf financial statements and pro forma information after
you concluded it was the acquisition of assets and not a business.
 James E. Kras
FirstName  LastNameJames  E. Kras
Edible Garden AG Inc.
Comapany
January 31,NameEdible
            2023       Garden AG Inc.
January
Page 2 31, 2023 Page 2
FirstName LastName
       You may contact Jeanne Bennett at 202-551-3606 or Brian Cascio at 202-551-3676 if
you have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-5831 or Dorrie Yale at 202-551-8776 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and
                                                          Services
cc:      Alexander R. McClean, Esq.